

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Doug Clark
President
Innovative Product Opportunities Inc.
730 Gana Court
Mississauga, Ontario
Canada L5S 1P1

> **Re: Innovative Product Opportunities Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 8, 2010**
> **File No. 333-167667**

Dear Mr. Clark:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that you have updated your prospectus to reflect information as of the latest practicable date, as applicable. In this regard, we note several instances where you indicate that the information is as of August 18, 2010; please revise to update. Please also update your Description of Property section.

Management's Discussion and Analysis of Financial Condition and Financial Disclosure or Plan of Operation, page 22

Management's Strategic Vision, page 23

2. We note your revised disclosure in response to comment 15 in our letter dated August 31, 2010. Please explain the statement you have included indicating that "[a]ccenting your knowledge base in trade or industry publications or web sites will be the main focus for

attracting new clients." Clarify whether you plan to advertise your services via these avenues or how you intend to market your services. Please quantify the costs in doing so. We note your indication at the bottom of page 22 that "resources offered by public offerings will determine [y]our ultimate direction," however, you have not indicated what amount will be necessary for you to attract clients and, therefore, generate revenues. Also, this disclosure seems to contradict your disclosure on page 24 where you state that advances from your Chief Executive officer will provide you with the capital necessary to pay expenses such as advertising costs.

Operating Capital and Capital Expenditure Requirements, page 25

3. We note your disclosure on page 24 indicating that you are "funding [y]our initial operations by way of issuing 20,000,000 shares of [y]our common stock," however, the $2,000 in proceeds from the sale of these shares has already been utilized so it appears that you have no cash to fund your initial operations. If so, please state as much, otherwise readers might be led to believe that you still have resources available to pay for your initial operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 5551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter J. Gennuso, Esq.
        Via Facsimile